Exhibit 12.1
HCA Inc.
Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income before income taxes	$2,002	$1,170	$1,398	$1,863	$2,332
Fixed charges, exclusive of capitalized interest	2,136	2,166	2,354	1,092	785

	$4,138	$3,336	$3,752	$2,955	$3,117

Fixed charges:
Interest charged to expense	$1,987	$2,021	$2,215	$955	$655
Interest factor on rental expense	149	145	139	137	130

	2,136	2,166	2,354	1,092	785
Interest capitalized	29	32	29	38	25

	$2,165	$2,198	$2,383	$1,130	$810

Ratio of earnings to fixed charges	1.91	1.52	1.57	2.61	3.85